January 17, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cobalt International Energy, Inc.

Registration Statement on Form S-3

File No. 333-215280

Dear Sir/Madam:

In accordance with Rules 461 and 430B under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement on Form S-3 referred to above be accelerated so that it will be declared effective at 12:00 p.m. Eastern time on January 18, 2017 or as soon thereafter as is practicable.

Very truly yours,

COBALT INTERNATIONAL ENERGY, INC.

By:	/s/ David D. Powell
Name: David D. Powell

Title: Executive Vice President and Chief Financial Officer

cc: Byron B. Rooney

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450 4658